UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):  ☑ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR
For Period Ended: December 31, 2006
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Crescent Real Estate Equities Limited Partnership
Crescent Finance Company

Full Name of Registrant

Former Name if Applicable
777 Main Street, Suite 2100

Address of Principal Executive Office (Street and Number)
Fort Worth, Texas, 76102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)
     Crescent Real Estate Equities Limited Partnership and Crescent Finance Company (the “Registrants”) file this Notification of Late Filing of their Annual Report on Form 10-K for the period ended December 31, 2006. The Registrants will not timely file their Form 10-K because the preparation of the consolidated financial statements, in light of the recent restatement described in the Explanatory Note attached hereto, cannot be completed by the prescribed filing date without unreasonable effort or expense. The Registrants will file the Form 10-K no later than the fifteenth day after the prescribed due date of the Form 10-K.
PART IV — OTHER INFORMATION
(1) Name and telephone of person to contact in regard to this notification.

Jerry R. Crenshaw, Jr.	(817)	321-2100
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the Explanatory Note attached hereto.

CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	Crescent Real Estate Equities, Ltd., its General Partner

	By:	/s/ Jerry R. Crenshaw, Jr.

		Name:	Jerry R. Crenshaw, Jr.
		Title:	Managing Director and Chief Financial Officer
CRESCENT FINANCE COMPANY

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/s/ Jerry R. Crenshaw, Jr.

		Name:	Jerry R. Crenshaw, Jr.
		Title:	Managing Director and Chief Financial Officer

Explanatory Note
Crescent Real Estate Equities Company (the “Company”) conducts all of its business through Crescent Real Estate Equities Limited Partnership (the “Operating Partnership” or “we” or “us”) and its other subsidiaries. The Company controls the Operating Partnership through the Company’s ownership of all of the outstanding common stock of Crescent Real Estate Equities, Ltd. (the “General Partner”), which is the sole general partner of the Operating Partnership.
In connection with the closing of the financial records of the Company and the Operating Partnership for the fiscal year ended December 31, 2006, management of the Company and the General Partner, in conjunction with their independent registered public accounting firm, Ernst & Young LLP, identified the accounting-related items discussed below that affect the Operating Partnership’s financial statements. In light of these accounting items, on February 28, 2007, the Audit Committee of the Board of Trust Managers of the Company, which is the sole shareholder of the General Partner, determined that readers should no longer rely on our previously filed financial statements and other financial information for the fiscal years 2005, 2004, 2003, 2002 and 2001, and component fiscal quarters, as well as for the first, second and third quarters of fiscal year 2006. We have just completed our review of these items and, as a result, will defer the filing of our Annual Report on Form 10-K for the year ended December 31, 2006 until not later than April 2, 2007, in accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, in order to give us the opportunity to incorporate the indicated changes into our financial statements. We will reflect all required restatements in our Form 10-K.
Anticipated Impact. Management anticipates that the cumulative impact of these restatements will result in an approximately $5.5 million decrease in “Net Income Available to Partners” for the years ending 1997 through 2005. We anticipate reflecting this impact as a cumulative adjustment to decrease Partners’ Capital as of December 31, 2003 by approximately $8.5 million and anticipate restating our “Net Income Available to Partners,” increasing the amounts by approximately $1.7 million and $1.3 million for the years ended December 31, 2005 and 2004, respectively.
Refundable Fees for Club Member Services. One of our golf clubs has a limited number of non-equity club members who are entitled to repayment of a portion of their dues up to a fixed amount per member upon surrender of their memberships. We are required to deposit a fixed percent of all dues collected from these members into a separate cash fund and then use this fund to make payments to members who choose to surrender their membership. Our obligation for payment for surrendered memberships is funded by amounts deposited into the separate cash fund.
In prior years, the liability associated with these memberships was based on the amount funded at the balance sheet date in the separate cash fund, that is, the liability recorded was equal to the cash fund balance. We have determined that the appropriate methodology associated with refundable fees for club member services is outlined in Staff Accounting Bulletin No. 104, Revenue Recognition, under which revenue related to refundable fees for services should not be recognized until the fee is fixed and determinable. For these memberships, member dues should not be recognized as revenue until the dues paid exceed the maximum refund amount available to the member. This results in a liability for these members at each balance sheet date equal to the maximum amount that could potentially be paid due to future membership surrenders without consideration of the amount of funds available in the separate cash account that will allow payments to be made. We anticipate the application of the guidance under SAB No. 104 will result in an approximately $5.3 million decrease in “Net Income Available to Partners” for the years ended December 31, 1997 through 2005. We anticipate reflecting this impact as a cumulative adjustment to decrease Partners’ Capital as of December 31, 2003 by approximately $4.6 million and anticipate restating our “Net Income Available to Partners”, decreasing amounts by approximately $0.2 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.
Classification of Club Membership Intangible Asset. At the time of acquisition of one of our golf clubs, a portion of the purchase price was recorded as a membership intangible asset related to the acquired right to sell a predetermined number of equity memberships in the club. Since acquisition of the club, we have amortized the membership intangible asset based upon the sale of those equity memberships. We have determined that the right to sell a predetermined number of equity club memberships does not meet the criteria established under SFAS No. 141, Business Combinations, for the recording of an intangible asset. We have determined that the membership intangible asset should instead be recorded as goodwill and therefore not be amortized but instead evaluated for impairment. We anticipate the cumulative impact of the restatement will result in an approximately $0.2 million decrease in “Net Income Available to Partners” for the years ended 1997 through 2005. We anticipate reflecting this impact as a cumulative adjustment to decrease Partners’ Capital as of December 31, 2003 by approximately $3.9 million and anticipate restating our “Net Income Available to Partners”, increasing the amounts by approximately $1.9 million and $1.8 million for the years ended December 31, 2005 and 2004, respectively.